Filed by Watson Wyatt Worldwide, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Companies:

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Jupiter Saturn Holding Company

Confidential

Towers Perrin/Watson Wyatt

Frequently Asked Questions — The Deal: Updated 3 September 2009

1.              Rationale

No updates

2.              The Deal

a.               Will it take the full three years to achieve cost-saving synergies? Where will the $80 million of synergies come from?

b.               Is there any risk that the deal will not be approved by shareholders? How do we know whether outside shareholders will view the merger favorably and vote for its approval?

c.               Is there any particular business segment that you expect will generate the greatest increases of growth and revenue?

d.               I’ve read several reports in the media (Wall Street Journal, Thomson Reuters) that this deal is not a merger of equals, but that Watson Wyatt is acquiring Towers Perrin. Is this true?

3.              Organizational Structure

No updates

4.              Brand

No updates

5.              Client Contact/Issues

No updates

6.              Implications

a.               John Haley and Watson Wyatt’s leadership have the experience of taking a private company public. What did they learn during the transition?

7.              Timing and Process

a.               In the web cast, John and Mark referred to filing an S-4. What does that entail, and why do we have to do it?

Confidential

Towers Perrin/Watson Wyatt

Frequently Asked Questions — The Deal: Updated 3 September 2009

1.  Rationale

No updates

2.  The Deal

a.               Will it take the full three years to achieve cost-saving synergies? Where will the $80 million of synergies come from? (NEW — Added 3 September 2009)

We expect there to be some savings in years one and two post-closing, but don’t anticipate we’ll realize the full estimated operational cost savings of $80 million until year three. We anticipate these operational cost savings to come from combining management teams and reductions in general and administrative expenses. To put the $80 million in perspective, it is approximately 2.5% of the combined annual revenues of Towers Perrin and Watson Wyatt, based on their respective last fiscal years.

It is important to note that the driver for the merger is the long-term strategic benefits, not these savings, which are a consequence of it.

b.               Is there any risk that the deal will not be approved by shareholders? How do we know whether outside shareholders will view the merger favorably and vote for its approval? (NEW — Added 3 September 2009)

Towers Perrin and Watson Wyatt fully expect that this deal will be approved by their respective shareholders because they believe shareholders will understand its advantages. Of course, shareholders may vote as they please, but we will actively solicit votes for approval.

c.               Is there any particular business segment that you expect will generate the greatest increases of growth and revenue? (NEW — Added 3 September 2009)

Currently, the three business segments identified for Towers Watson — Benefits, Risk & Financial Services, and Talent & Rewards — all have room to grow, though we believe Risk & Financial Services and Talent & Rewards likely have greater growth potential due to greater increase in market demand for those services.

•                  The largest of these business segments will be Benefits ($1.75-$2 billion estimated annual revenues), which includes retirement consulting, health care consulting and technology and administrative solutions.

•                  Risk & Financial Services ($.75 billion estimated annual revenues) will include insurance consulting and software, reinsurance brokerage and investment consulting capabilities.

•                  Talent & Rewards ($.75 billion estimated annual revenues) will include survey research, executive compensation, workforce effectiveness, communications and other services.

The estimated Towers Watson annual revenues above are all based on annual revenues of Towers Perrin and Watson Wyatt for their respective last fiscal years.

From a geographic perspective, Towers Watson will have a large presence in North America and Europe. Leadership is especially excited about — and sees a great deal of potential for — growth prospects in the Asia-Pacific Region.

In addition to growing Towers Watson’s presence in geographic regions and business segments, there will be an opportunity to think more broadly about new products and services: While the new firm will continue to meet clients’ traditional needs, the merger provides a platform to consider new, strategic offerings that will broaden our business as well.

d.               I’ve read several reports in the media (Wall Street Journal, Thomson Reuters) that this deal is not a merger of equals, but that Watson Wyatt is acquiring Towers Perrin. Is this true? (NEW — Added 3 September 2009)

No, Towers Perrin and Watson Wyatt are completing a merger of equals. Each firm will designate an equal number of directors of the combined company, and each firm’s security holders will be entitled to receive an aggregate of 50% of the combined company’s voting stock upon completion of the merger.

3.  Organizational Structure

No updates

4.  Brand

No updates

5.  Client Contact/Issues

No updates

6.  Implications

a.               John Haley and Watson Wyatt’s leadership have the experience of taking a private company public. What did they learn during the transition? (NEW — Added 3 September 2009)

One of the key lessons Watson Wyatt learned in going public was that, as in any major transition, it is important to maintain a long-term focus and not react to the daily market. One example of how Watson Wyatt supported this approach was its decision not to post its share price throughout offices or on its intranet. Instead, company leaders asked employees to focus on building the long-term business in the right way — with the idea that if the business was run properly, the stock price would take care of itself.

7.  Timing and Process

a.               In the web cast, John and Mark referred to filing an S-4. What does that entail, and why do we have to do it? (NEW — Added 3 September 2009)

Prior to the shareholder vote, Jupiter Saturn Holding Company (the holding company that will become Towers Watson when the merger closes) will file an S-4 — a registration statement that covers the securities to be issued in the merger — with the U.S. Securities and Exchange Commission (SEC). The S-4 includes the proxy statement that will be sent to Towers Perrin and Watson Wyatt shareholders to seek their approval of the merger and related matters. Filing the S-4 with the SEC is a necessary step that we must take so that the registration statement can be reviewed by the SEC. After all appropriate documents have been filed and the registration statement has been declared effective by the SEC and distributed to shareholders, the shareholder vote can occur.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology.  These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Perrin and Watson Wyatt, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements:  the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the ability to recruit and retain qualified employees and to retain client relationships; the combined company’s ability to make acquisitions, on which its growth depends, and its ability to integrate or manage such acquired businesses; and the risk that a significant or prolonged economic downturn could have a material adverse effect on the combined company’s business, financial condition and results of operations.  Additional risks and factors are identified under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009, which is on file with the SEC, and under “Risk Factors” in the joint proxy statement/prospectus that will be filed by Jupiter Saturn Holding Company.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature.  None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

Where You Can Find Additional Information

This communication was issued on September 3, 2009.  Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction.  YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.  You will be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov.  In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt.  A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company will be contained in the joint proxy statement/prospectus which will be filed by the Holding Company with the Commission.  Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus when it becomes available.